Shareholder meeting

On May 26, 2005, the Annual Meeting of the Fund was held to elect eight Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 6,957,395 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there was two nominees for election by the preferred shareholders), with the votes tabulated as follows:
                                                             WITHHELD
                                        FOR                  AUTHORITY

James F. Carlin                         6,902,883            51,076

Richard P. Chapman, Jr.                 6,897,740            56,219

William Cosgrove                        6,897,683            62,276

William H. Cunningham                   6,884,078            69,881

Richard Dion                            6,895,985            57,974

Charles Ladner                          6,901,340            52,619

Stephan Pruchansky                      6,892,336            61,623

Jamie Shepherdson*                      6,897,287            56,672

*James Shepherdson resigned effective July 15, 2005.

The preferred shareholders elected Dr. John A. Moore and Patti McGill Peterson to serve as the Fund's Trustee until there successor is duly elected and qualified, with the votes tabulated as follows: 3,421 FOR, 0 AGAINST, 15 ABSTAINING.

The common and preferred shareholders ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditor for the fiscal year ending December 31, 2005, with votes tabulated as follows: 6,855,107 FOR, 35,820 AGAINST and 66,468 ABSTAINING.